SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 14 TO
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

Wheaton River Minerals Ltd.
(Name of Subject Company)

Goldcorp Inc.
Goldcorp Acquisition ULC
(Name of Filing Persons (Offerors))

Common Stock
(Title of Class of Securities)

962902102
(CUSIP Number of Class of Securities)

Greg Laing
Goldcorp Inc.
145 King Street West, Suite 2700
Toronto, Ontario M5H 1J8, Canada
(416) 865-0326
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael Melanson Fraser Milner Casgrain LLP 1 First Canadian Place, 39th Floor 100 King Street West Toronto, Ontario M5X 1B2 Canada (416) 863-4511	Gil Cornblum Dorsey & Whitney LLP BCE Place 161 Bay Street, Suite 4310 Toronto, Ontario M5J 2S1 Canada (416) 367-7370

CALCULATION OF FILING FEE

Transaction Valuation (1): $2,435,220,053.97	Amount of Filing Fee (2): $286,625.40

(1)  Estimated solely for the purpose of calculating the registration fee in accordance with Rule 0-11(d) and Rule 0-11(a)(4) of the Securities Exchange Act of 1934, as amended. The transaction valuation is equal to the product of (i) $3.165, which is the average of high and low sale prices of Wheaton common shares as reported on the American Stock Exchange on December 3, 2004, and (ii) 769,421,818, which is the estimated number of outstanding Wheaton common shares as of December 17, 2004 (assuming full conversion of all outstanding exercisable options and warrants for Wheaton common shares).

(2)  The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: Form or Registration No.: Filing Party: Date Filed:	$286,625.40 Form F-10 Goldcorp Inc. December 29, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

     This Amendment No. 14 amends and supplements the Tender Offer Statement on Schedule TO filed by Goldcorp Inc., an Ontario corporation (“Goldcorp”) and Goldcorp Acquisition ULC, a Nova Scotia unlimited liability company (“Subco”, and collectively with Goldcorp, the “Offerors”) and a wholly owned subsidiary of Goldcorp with the U.S. Securities and Exchange Commission on December 29, 2004, as amended by Amendment No. 1 filed January 14, 2005, Amendment No. 2 filed January 21, 2005, Amendment No. 3 filed January 25, 2005, Amendment No. 4 filed January 26, 2005, Amendment No. 5 filed January 27, 2005, Amendment No. 6 filed January 28, 2005, Amendment No. 7 filed February 3, 2005, Amendment No. 8 filed February 4, 2005, Amendment No. 9 filed February 8, 2005, Amendment No. 10 filed February 9, 2005, Amendment No. 11 filed February 10, 2005, Amendment No. 12 filed February 11, 2005 and Amendment No. 13 filed February 15, 2005 (as amended, the “Schedule TO”).

     The Schedule TO relates to the offer by Goldcorp and Subco to purchase all of the outstanding common shares of Wheaton River Minerals Ltd. on the basis of 0.25 Goldcorp common share for each Wheaton common share (the “Offer”). The Offer is subject to the terms and conditions set forth in the Take Over Bid Circular, dated December 29, 2004, and the related Letter of Acceptance and Transmittal (“Letter of Transmittal”), copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the initial Schedule TO. The Notice of Extension, dated January 25, 2004 (the “First Notice of Extension”), was filed as Exhibit (a)(4)(I) to Amendment No. 3 and amended and supplemented certain terms and conditions of the Offer contained in the Take Over Bid Circular. The Notice of Extension and Subsequent Offering Period, dated February 14, 2005 (the “Second Notice of Extension” and, collectively with the First Notice of Extension, the “Notices”), was filed as Exhibit (a)(4)(AA) to Amendment No. 13 and amended and supplemented certain terms and conditions of the Offer contained in the Take Over Bid Circular.

     Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Take Over Bid Circular as amended amendments to the Schedule TO and the Notices (the “Take Over Bid Circular”).

Item 12.  EXHIBITS.

     Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

(a)(4)(BB)	Press Release issued by Goldcorp Inc. (incorporated by reference to Goldcorp’s filing pursuant to Rule 425, filed on February 18, 2005)

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOLDCORP INC.
By:	/s/ R. Gregory Laing
R. Gregory Laing
Vice President, Legal

GOLDCORP ACQUISITION ULC

By:	/s/ R. Gregory Laing
R. Gregory Laing
Vice President, Legal

Date: February 18, 2005

EXHIBIT INDEX

Exhibit	Description
(a)(1)(A)	Take Over Bid Circular, including the Offer to Purchase, dated December 29, 2004*

(a)(1)(B)	Letter of Acceptance and Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Guidelines for Certification of Taxpayer Identification on Substitute Form W-9*

(a)(1)(E)	Annual Information Form of Goldcorp for the year ended December 31, 2003 of Goldcorp dated May 14, 2004*

(a)(1)(F)	Audited comparative consolidated financial statements of Goldcorp as at, and for the year ended, December 31, 2003, together with the auditors’ report thereon*

(a)(1)(G)	Management’s Discussion and Analysis for the year ended December 31, 2003*

(a)(1)(H)	Unaudited comparative consolidated interim financial statements of Goldcorp as at, and for the nine-month period ended, September 30, 2004*

(a)(1)(I)	Management’s Discussion and Analysis for the nine-month period ended September 30, 2004*

(a)(1)(J)
Management Information Circular and Proxy Statement of Goldcorp dated March 31, 2004 distributed in connection with the annual and general meeting of shareholders of Goldcorp held on June 16, 2004 (excluding the sections entitled “Report on Executive Compensation”, “Performance Graph” and “Corporate Governance”) (excluding the sections entitled “Report on Executive Compensation”, “Performance Graph” and “Corporate Governance”)*

(a)(1)(K)	Material change report of Goldcorp dated December 7, 2004 respecting the Offer*

(a)(1)(L)	Material change report of Goldcorp dated December 24, 2004 concerning Goldcorp’s approval of the Offer and entering into the Acquisition Agreement*

(a)(4)(A)	Press release issued by Goldcorp Inc.*

(a)(4)(B)	Transcript of Joint Conference Call of Goldcorp Inc. and Wheaton River Minerals Ltd. held on December 6, 2004*

(a)(4)(C)	Press release, dated January 14, 2005 containing summary financial information of Goldcorp*

(a)(4)(D)	Press release issued by Goldcorp Inc.*

(a)(4)(E)	Press release issued by Goldcorp Inc.*

(a)(4)(F)	Press release issued by Goldcorp Inc.*

(a)(4)(G)	Directors’ Circular and Supplemental Management Information Circular, dated January 20, 2005*

Exhibit	Description
(a)(4)(H)	Powerpoint Slide Presentation of Goldcorp Inc. entitled “Goldcorp + Wheaton — the Superior Alternative”, dated January 25, 2005*

(a)(4)(I)	Notice of Extension, dated January 24, 2005*

(a)(4)(J)	Advertisements concerning the Offer placed by Goldcorp Inc. on certain internet websites*

(a)(4)(K)	Addition to Powerpoint Slide Presentation of Goldcorp Inc. entitled “Goldcorp + Wheaton — the Superior Alternative”, dated January 25, 2005*

(a)(4)(L)	Press release of Goldcorp Inc.*

(a)(4)(M)	Addition to Powerpoint Slide Presentation of Goldcorp Inc. entitled “Goldcorp + Wheaton — the Superior Alternative”, dated January 25, 2005*

(a)(4)(N)	Transcript of recorded “on hold” message played to callers to main telephone number of Goldcorp Inc.*

(a)(4)(O)	Addition to Powerpoint Slide Presentation of Goldcorp Inc. entitled “Goldcorp + Wheaton — the Superior Alternative”, dated January 25, 2005*

(a)(4)(P)	Transcript of conference call held on January 27, 2005 to discuss the Offer and Glamis Gold Ltd.’s offer to purchase all of the Company’s outstanding common shares*

(a)(4)(Q)	Addition to Powerpoint Slide Presentation of Goldcorp Inc. entitled “Goldcorp + Wheaton — the Superior Alternative”, dated January 25, 2005*

(a)(4)(R)	Transcript of interview originally aired on CNBC program, Squawk Box, on February 1, 2005*

(a)(4)(S)	Form of Newspaper Advertisement published in the February 3, 2005 editions of the Wall Street Journal, Globe and Mail, Montreal Gazette and Investor’s Business Daily*

(a)(4)(T)	Press release issued by Goldcorp Inc.*

(a)(4)(U)	Press release issued by Goldcorp Inc.*

(a)(4)(V)	Additions to Powerpoint Slide Presentation of Goldcorp Inc. entitled “Goldcorp + Wheaton — the Superior Alternative”, dated January 25, 2005*

(a)(4)(W)	Press release issued by Goldcorp Inc.*

(a)(4)(X)	Press release issued by Goldcorp Inc.*

(a)(4)(Y)	Advertisements concerning the offer placed by Goldcorp Inc. on certain internet websites*

(a)(4)(Z)	Press Release issued by Goldcorp Inc.*

(a)(4)(AA)	Notice of Extension and Subsequent Offering Period, dated February 14, 2005*

(a)(4)(BB)	Press Release issued by Goldcorp Inc. (incorporated by reference to Goldcorp’s filing pursuant to Rule 425, filed on February 18, 2005)

(d)(1)	Acquisition Agreement, dated December 23, 2004, between Goldcorp Inc. and Wheaton River Minerals Ltd.*

(d)(2)	Standstill and Confidentiality Agreement, dated December 3, 2004, between Goldcorp Inc. and Wheaton River Minerals Ltd.*

(d)(3)	Letter of Intent, dated December 5, 2004, between Goldcorp Inc. and Wheaton River Minerals Ltd.*

(d)(4)	Acknowledgement and Agreement regarding Acquisition Agreement, dated January 20, 2005, between Goldcorp Inc. and Wheaton River Minerals Ltd.*

(d)(5)	Consent and Agreement regarding the Acquisition Agreement, dated February 7, 2005, between Goldcorp Inc. and Wheaton River Minerals Ltd.*

(i)(1)	Notice of Special Meeting of Shareholders and Management Information Circular of Goldcorp, dated January 4, 2005*

(i)(2)	Annual Information Form of Wheaton for the year ended December 31, 2003, dated May 12, 2004*

(i)(3)	Audited comparative consolidated financial statements of Wheaton as at, and for the year ended, December 31, 2003, together with the auditors’ report thereon*

(i)(4)	Management’s Discussion and Analysis of Results of Operations and Financial Condition of Wheaton for the year ended December 31, 2003*

Exhibit	Description
(i)(5)	Unaudited comparative consolidated interim financial statements of Wheaton as at, and for the nine-months ended, September 30, 2004*

(i)(6)	Management’s Discussion and Analysis of Results of Operations and Financial Condition of Wheaton for the nine-months ended September 30, 2004*

(i)(7)
The following sections of the Joint Management Information Circular of Wheaton and IAMGOLD Corporation (“IAMGOLD”) dated April 30, 2004 distributed in connection with the annual and special meeting of shareholders of Wheaton held on June 8, 2004: “General Proxy Information”, “Information Concerning the Meetings (information respecting Wheaton only), “Annual Business to be Considered by Wheaton Shareholders”, “Wheaton Directors’ Approval” and “Exhibit C – Information Concerning Wheaton River Minerals Ltd.” (excluding the sections entitled “Statement of Executive Compensation – Report on Executive Compensation”, “Statement of Executive Compensation – Performance Graph” and “Statement of Corporate Governance Policies”)*

(i)(8)	Material change report of Wheaton dated January 14, 2004 concerning the completion by Wheaton of the acquisition of the Amapari Gold Project in Brazil*

(i)(9)	Material change report of Wheaton dated April 7, 2004 concerning the proposed agreement between Wheaton and IAMGOLD to combine the two companies*

(i)(10)
Material change report of Wheaton dated May 6, 2004 concerning the completion of due diligence, receipt of final fairness opinions and signing of a definitive agreement by Wheaton and IAMGOLD, all in connection with the proposed combination of the two companies*

(i)(11)
Material change report of Wheaton dated June 3, 2004 concerning: (A) the receipt by Wheaton of an unsolicited proposal from Coeur d’Alene Mines Corporation (“Coeur’’) to acquire all of Wheaton’s outstanding common shares; and (B) the decision of Wheaton not to pursue Coeur’s proposal*

(i)(12)
Material change report of Wheaton dated June 7, 2004 concerning: (A) the receipt by Wheaton of a further unsolicited proposal from Coeur to acquire all of Wheaton’s outstanding common shares; (B) the decision of Wheaton not to pursue the revised proposal delivered by Coeur; and (C) the recommendation of Wheaton that Wheaton’s shareholders vote in favour of the proposed IAMGOLD combination*

(i)(13)
Material change report of Wheaton dated June 18, 2004 concerning: (A) the approval by Wheaton’s shareholders of the proposed IAMGOLD combination; (B) the decision of Wheaton to hold a further vote of its shareholders to approve the combination with IAMGOLD on July 6, 2004; (C) the receipt by Wheaton of a written request from Coeur for a list of Wheaton’s shareholders; and (D) the appointment by Wheaton’s board of directors of a special committee authorized to review and consider the proposed IAMGOLD combination, the unsolicited proposal made to Wheaton by Coeur, and any further proposals made to Wheaton or its shareholders by third parties*

Exhibit	Description
(i)(14)
Material change report of Wheaton dated July 1, 2004 concerning: (A) the rejection by Wheaton of the latest unsolicited proposals from Coeur; and (B) the reconfirmation by Wheaton of its recommendation that Wheaton’s shareholders vote in favour of the proposed IAMGOLD combination on July 6, 2004*

(i)(15)
Material change report of Wheaton dated July 13, 2004 concerning: (A) the inability of IAMGOLD to obtain the required shareholder approval for the proposed combination with Wheaton; (B) the termination of the arrangement agreement between Wheaton and IAMGOLD; and (C) the adjournment by Wheaton of its shareholders’ meeting scheduled for July 6, 2004*

(i)(16)	Material change report of Wheaton dated July 23, 2004 concerning the absence of a legal offer from Coeur to Wheaton’s Canadian shareholders*

(i)(17)
Material change report of Wheaton dated July 23, 2004 concerning: (A) the agreement of Chap Mercantile Inc. (“Chap’’) to purchase 100% of the silver produced by Wheaton’s Luismin mining operations in Mexico (the “Silver Transaction’’); (B) the change of name by Chap to Silver Wheaton Corp.; (C) the option of Wheaton and Luismin S.A. de C.V. not to proceed with the Silver Transaction; and (D) the intention of Wheaton to complete an equity financing in connection with the Silver Transaction*

(i)(18)
Material change report of Wheaton dated July 29, 2004 concerning: (A) the inability of Wheaton to make a recommendation to its shareholders to accept or reject Coeur’s offer; (B) the recommendation of Wheaton that Wheaton’s shareholders not tender their shares to Coeur’s U.S. offer or take any other action until they receive a further recommendation from Wheaton; (C) the filing by Wheaton of a Schedule 14D-9 with the SEC in connection with Wheaton’s response to Coeur’s U.S. offer; (D) the request from Wheaton to Coeur for confirmation with respect to Coeur’s intention not to take up and pay for Wheaton’s shares under Coeur’s U.S. offer until the same opportunity is provided to Wheaton’s Canadian shareholders; and (E) the intention of Wheaton to review and respond to Coeur’s offer once the offer is made to all of Wheaton’s Canadian shareholders*

(i)(19)
Material change report of Wheaton dated September 13, 2004 concerning: (A) the recommendation of Wheaton that Wheaton’s shareholders reject Coeur’s offer to purchase all of Wheaton’s outstanding common shares; and (B) the rescheduling by Wheaton of the closing date of the Silver Transaction*

(i)(20)	Material change report of Wheaton dated October 25, 2004 concerning the closing of the Silver Transaction*

(i)(21)	Material change report of Wheaton dated December 14, 2004 concerning the agreement of Wheaton in principle to combine with Goldcorp Inc.*

(i)(22)	Material change report of Wheaton dated December 31, 2004 concerning Wheaton’s entering into the Acquisition Agreement with Goldcorp*

Exhibit	Description
(i)(23)	Unaudited comparative consolidated financial statements of Wheaton as at, and for the nine-months ended September 30, 2004, including a reconciliation to U.S. GAAP contained in Note 16 thereto*

*	Previously filed.